Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

September 26, 2023

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2347

Global Balanced Income Builder Portfolio, Series 22

File Nos. 333-273344 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2347, filed on July 20, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Global Balanced Income Builder Portfolio, Series 22 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       In the “Principal Investment Strategy” section it states, “The trust portfolio will invest a substantial amount of its assets, either directly or indirectly through its investment in ETFs, in securities from at least three different countries, using the country designation as determined by Russell Investments.” Please disclose the methodology used by Russell Investments to determine country designations.

Response: In response to this comment, the following has been added after the second sentence of the second paragraph under “Principal Investment Strategy”:

Russell Investments determines country designation for a security by looking at the country of incorporation, stated country of headquarters, and what countries the security trades in, and may look at the location of the company’s assets or revenues.

2.       In the “Principal Investment Strategy” section it states that the trust may invest in common stocks issued by real estate investment trusts. Please include risk disclosure related to real estate investment trusts in the Principal Investment Risks to the extent they are part of principal investment strategy. Also, please disclose the types of investments of the trust on the date of deposit.

Response: The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. In order to clarify what types of investments are principal investments of this trust, once the portfolio is selected, a sentence will be added stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit.

3.       The “Principal Investment Strategy” section notes that the ETFs in which the trust invests may invest in convertible securities. Please disclose whether the ETFs will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

Response: The ETFs that the trust may invest in do not currently invest substantially in contingent convertible securities.

Investment Summary — Investment Risks

4.       The risk disclosures relating to senior loans and floating-rate securities has disclosure relating to LIBOR. Please update the LIBOR disclosure.

Response:       In response to this comment, the last paragraph of the senior loan risk disclosure will be replaced with the following:

Certain senior loans in which an ETF may invest are subject to rates that are tied to an interest rate. Historically, many senior loans were tied to the London Interbank Offered Rate (“LIBOR”).  Since June 30, 2023, LIBOR settings have ceased to be published on a representative basis. Certain replacement rates have been identified and other replacement rates could be adopted by market participants. It is not possible to predict the effect of any replacement rates. Any potential effects of the transition away from LIBOR on certain instruments in which an ETF invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Any effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to an ETF holding senior loans.

Similar revisions will be made to the floating-rate securities risk disclosure.

Additional revisions

In addition to the above, the paragraph under “Security Selection – United States Equity Strategy” will be deleted and replaced with the following:

Approximately 25% of the trust portfolio will hold dividend-paying stocks of U.S. companies that have a history of at least 10 years of year-over-year dividend growth. To select the stocks the sponsor follows a disciplined process that includes both quantitative screening and qualitative analysis. The companies selected have attractive valuations, financial strength, cash flow adequacy, and a history of growth, profitability and dividend growth rates.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren